UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Resolution on Year-end Dividend Payment

On January 31, 2024 at the Board of Directors meeting, POSCO HOLDINGS INC. resolved to pay year-end cash dividend as follows:

Year-end Cash Dividends per Share (KRW)	2,500
Dividend Ratio to Market Value (%)	0.6
Record Date	February 29, 2024
Proposed Dividend Payment Date	—
Year-end Dividend (KRW)	189,690,517,500
Total Annual Dividend per Share (KRW)	10,000
— Year-end Dividend per Share (KRW)	2,500
— Quarterly Dividend per Share (KRW)	7,500

*

Above ‘Dividend Ratio to Market Value (%)’ is the percentage of dividend per share to the arithmetic average share price of the closing share prices formed at the exchange market for the past one week from the trading day to preceding the board resolution date (January 31, 2024).

*	Dividend payment date shall follow within 1 month from the general shareholder’s meeting according to the Article 464-2 of the Korean Commercial Law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: January 31, 2024	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President